

December 14, 2010

Mr. Jon E. Kirchner
Chief Executive Officer
DTS, Inc.
5220 Las Virgenes Road
Calabasas, CA 91302

> **Re:** **DTS, Inc.**
> **Form 10-K for fiscal year end December 31, 2009**
> **Filed March 3, 2010**
> **Definitive Proxy Statement**
> **Filed April 19, 2010**
> **Form 10-Q for the quarter ended September 30, 2010**
> **Filed August 9, 2010**
> **File No. 000-50335**

Dear Mr. Kirchner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 1. Business, page 1

General

1. Pursuant to Item 101(c)(1)(vii) of Regulation S-K, please confirm that in future filings you will disclose the name of any customer who accounted for ten percent or more of your revenues and whose loss would have a material adverse effect on the company. In this regard, while you identified Sony as a customer who accounted for 15% of total revenues for the year ended December 31, 2009, you did not identify the customer disclosed on page 61 as accounting for 13% of revenues for the same period.

Furthermore, please discuss any trends in your Item 7. Management's Discussion and Analysis regarding your material customers.

Governmental and Industry Standards, page 15

2. We note your discussion of your participation in a variety of standards organizations. In future filings please differentiate between and separately discuss governmental regulations or standards and industry standards. Briefly discuss how standards are adopted. In addition, discuss the possible adoption of "open standards," which you mention in your risk factor on page 26. In your risk factor on open standards, provide further context by discussing the extent to which the use of open standards is being promoted or has been adopted by industry or other organizations, in what markets the adoption of open standards is a risk and whether your planned international expansion increases the risk.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Item 1—Election of Directors, page 3

3. For Messrs. Andrews and Ballard, please provide the dates they held directorships at other reporting companies in the last five years. In addition, please clarify in Mr. Andrews' biography the parenthetical references to NASDAQ next to the names of companies, as it does not appear that certain of the companies are currently listed on NASDAQ.

Long-Term Equity Incentives, page 32

4. You disclose on page 33 that the Chief Executive Officer recommends the size of each option, restricted stock award and restricted stock unit award to the other named executive officers, adjusting within each officer's Target Range, based on an assessment of the officer's performance used in evaluating payouts under the 2009 Cash Incentive Plan, the levels of the officer's other compensation components, and the dilutive effects of equity grants (and that same process with performed by the Committee for your Chief Executive Officer). In future filings please disclose each named executive officer's Target Range and provide more robust disclosure of how the Compensation Committee evaluated all of the above-mentioned factors to determine the amount and form of equity that was actually awarded to each named executive officer. Please also apply this comment to your discussion of decisions regarding the base salaries of your named executive officers.

Certain Relationships and Related Party Transactions, page 44

5. Please briefly describe within this subsection the material features of your policies and procedures for the review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kate Beukenkamp, Staff Attorney at (202) 551-6971 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

Sincerely,

s/ Kathleen Krebs for

Larry Spirgel
Assistant Director

cc: Via Facsimile to (818) 436-1850
        Attn: Mr. Blake Welcher
            General Counsel